Exhibit 99.11

Gaz de France proceeds with the sale of its interest in SPE

Paris, June 20, 2008 – Gaz de France today reached an agreement with EDF for the sale of its equity interest in SEGEBEL, a company owning 51% of the capital of SPE.

SPE is the 2nd largest electricity operator in Belgium, accounting for 10% of the country’s electricity production with an installed capacity of 1,650 MW. The company boasts a portfolio of more than 1 million electricity customers and 450,000 customers for gas.

The value of this transaction is €515 million; this amount does not include an additional purchase price due after commitments made by Suez Electrabel towards the Belgian State have been fulfilled.

This sale is subject, in particular, to the successful conclusion of the merger between Gaz de France and Suez and to a favourable decision by the European Commission regarding this operation.

This transaction enables Gaz de France to fulfil one of the commitments it made to the European Commission within the framework of the Group’s plans to merge with Suez.

Group profile:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs almost 50,000 employees and generated €28 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

Press Contact:

Jérôme Chambin
Tel.: 33-1 47 54 24 35
E-mail: jerome.chambin@gazdefrance.com

Financial Communications Contact:

Brigitte Roeser Herlin
Tel.: 33-1 47 54 77 25
E-mail: GDF-IR TEAM@gazdefrance.com

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